
04033483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________ to _________

Commission file number 001-14335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEL MONTE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEL MONTE FOODS COMPANY
One Market @ The Landmark
San Francisco, California 94105

DEL MONTE SAVINGS PLAN

December 31, 2003

TABLE OF CONTENTS

Independent Report of Registered Public Accounting Firm

Del Monte Corporation Employee Benefits Committee
Del Monte Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Del Monte Savings Plan (the Plan) as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 1, 2004

DEL MONTE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

		2003	2002
Investments:			
Plan interest in Master Trust	$	133,687,921	126,775,872
Participant Loans		1,016,949	1,184,147
Total investments		134,704,870	127,960,019
Contributions Receivable:			
Employee Receivable		—	29,543
Employer Receivable		64	272,655
Total contributions receivable		64	302,198
Net assets available for benefits	$	134,704,934	128,262,217

See accompanying notes to financial statements.

DEL MONTE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Investment income (loss):		
Plan interest in Master Trust investment income (loss):		
Dividends	$ 3,240,106	3,919,080
Net appreciation (depreciation) in fair value of investments	20,576,254	(17,129,314)
Total plan interest in Master Trust investment income (loss)	23,816,360	(13,210,234)
Loan interest	96,722	120,555
Net investment income (loss)	23,913,082	(13,089,679)
Contributions:		
Employee	5,559,570	5,789,996
Employer	1,840,836	2,034,805
Total contributions	7,400,406	7,824,801
	31,313,488	(5,264,878)
Deductions – benefits paid to participants	(8,321,947)	(8,533,612)
Net increase (decrease) prior to transfer to the Del Monte Certain Hourly Savings Plan	22,991,541	(13,798,490)
Transfer to the Del Monte Certain Hourly Savings Plan (Note 1)	(16,548,824)	—
Net increase (decrease)	6,442,717	(13,798,490)
Net assets available for benefits:		
Beginning of year	128,262,217	142,060,707
End of year	$ 134,704,934	128,262,217

See accompanying notes to financial statements.

DEL MONTE SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of the Plan

The Del Monte Savings Plan (the Plan) is a defined contribution plan sponsored by Del Monte Corporation (Del Monte or the Company), a wholly owned subsidiary of Del Monte Foods Company. The Plan was established to provide opportunities for savings to eligible regular, full-time, and part-time salaried and nonunion hourly employees of the Company. Additional information about the Plan including the benefit provisions of the Plan is described in the plan document, which is available from the Del Monte Corporation Employee Benefits Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On February 6, 2002, the Plan was amended and restated, effective January 1, 2000, to comply with certain regulatory and legislative changes, known collectively as GUST. A determination letter with respect to those amendments was issued December 19, 2003.

On December 20, 2002, Del Monte Foods Company announced the completion of the acquisition of certain businesses of H.J. Heinz Company. The acquisition was completed pursuant to a Separation Agreement dated as of June 12, 2002 between Heinz and SKF Foods Inc., a wholly owned direct subsidiary of Heinz (SKF) and an Agreement and Plan of Merger (the Merger Agreement) dated as of June 12, 2002 by and among Del Monte Foods Company, Heinz, SKF and Del Monte. Immediately following the merger, SKF changed its name to "Del Monte Corporation." Effective January 1, 2004, the Plan was amended such that former Heinz plan participants could participate in the Plan (Note 9).

On February 25, 2003, the Plan was amended and restated, effective January 1, 2003, to comply with certain regulatory and legislative changes, known as EGTRRA. A compliance statement under the Voluntary Compliance Program was accepted November 21, 2003 by the IRS with respect to the late amendment of the Plan for the EGTRRA changes.

On November 24, 2003, the Plan was amended to revise the definition of compensation and to comply with minimum distribution requirements.

Effective January 1, 2004, the Plan was amended such that hourly participants in the Plan were transferred to the Del Monte Certain Hourly Savings Plan. In order for the participants to have access to their accounts as of January 1, 2004, on December 31, 2003, assets of such hourly participants in the amount of $16,548,824 were transferred from the Plan to the Del Monte Certain Hourly Savings Plan (Note 9).

(a) Contributions and Benefits

Employees may contribute, through payroll deductions, up to 16% of compensation, subject to the limitations established by the Internal Revenue Code (IRC). Employees may make pre-tax 401(k) contributions up to 10% of compensation as defined in the Plan, subject to a maximum of $12,000 and $11,000 in 2003 and 2002, respectively. Employees age 50 and over are eligible to make catch-up contributions of a maximum of $2,000 and $1,000 in 2003 and 2002, respectively. The Company matches 50% of a participant's contributions up to 6% of eligible compensation. Catch-up contributions are not matched. Contributions by employees are vested immediately. Participants become vested in the Company's matching contributions after two years of service. Eligible hourly employees may also receive an additional contribution from the Company, the Retirement Savings Contribution (RSC). The RSC is a percentage of eligible compensation based on age and becomes vested after completion of five years of Vesting Service, as defined in the Plan. Benefits are payable, generally in a lump sum, to the participant upon termination, death, total disability, or retirement. Subject to certain restrictions, employees may take in-service withdrawals from their accounts or may borrow from their accounts.

(b) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(c) Forfeitures

As of December 31, 2003 and 2002, forfeited nonvested accounts totaled $19,806 and $20,557, respectively. Forfeited nonvested accounts are used to reduce future Company contributions to the Plan. For the years ended December 31, 2003 and 2002, the Company contributions were reduced by $3,920 and $9,058, respectively, from forfeited nonvested accounts.

(d) Master Trust

The Plan's assets are held by Fidelity Management Trust Company (Fidelity), the trustee of the Plan. The Plan trustee executes all transactions therein under the direction of the Del Monte Corporation Employee Benefits Committee. The assets are held in the Del Monte Master Trust (Master Trust), commingled with assets of the Company's other defined contribution benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to each plan based upon the investment percentage on the day the income is earned. As of December 31, 2003 and 2002, the Plan's interest in the assets of the Master Trust was 82.6% and 93.1%, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Reclassifications

Certain items in the financial statements of prior years have been reclassified to conform to the current year's presentation, specifically, participant loans are reported at the Plan level, rather than as part of the Pan's interest in the Master Trust.

(c) Use of Estimates

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America. It requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

(d) Valuation of Investments

The Plan's investments in the Master Trust are stated at fair value. Mutual funds and the Del Monte Stock Fund are valued at market prices. Collective funds are valued based on the market prices of the underlying investments held by the Plan in the collective funds. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold, as well as held during the year.

(e) Administrative Fees

The Company pays the expenses reasonably incurred in administering the Plan. Certain fees applicable to the investment options are netted with the returns of those options.

(f) Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(g) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) Investment Options

Various investment funds are available for the purpose of providing participants a choice of investment options, including a Company stock fund. Participants can elect to change the fund or combination of funds into which their contributions and their share of the Company's contributions are invested. These elections can be changed on a daily basis.

The Company intends for the Plan to be an "ERISA 404(c) Plan." As such, participants exercise control over the investment of their accounts. Plan fiduciaries are not liable for losses incurred by participants as a result of such exercise of control.

(4) Loans to Participants

Participants in the Plan may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans are disbursed from the funds in which the participant has contributed in equal proportion to the fund's balance as compared to the participant's total balance. Loans are repaid over a maximum of five years and accrue interest at prime plus 2%.

(Continued)

(5) Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 19, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contribution accounts.

(7) Transactions with Parties-in-Interest

The Employee Benefits Committee of the Company is the Plan administrator, as defined in the Plan, and therefore, all Del Monte Foods Company common stock transactions involving the Plan qualify as party-in-interest transactions. As of December 31, 2003 and 2002, the Plan owned 48,385 and 43,679 shares, respectively, of Del Monte Foods Company common stock. Certain plan investments are managed by Fidelity. Fidelity is the current trustee as designated by the Del Monte Corporation Employee Benefits Committee in accordance with the Plan, and, therefore, investment transactions with Fidelity qualify as party-in-interest transactions.

(Continued)

(8) Summary Master Trust Financial Information

The following table presents the fair values of the Master Trust investments for the years ended December 31, 2003 and 2002:

		2003	2002
Investments, at fair value:			
Mutual funds:			
Fidelity Balanced Fund*	$	33,185,361	26,485,205
Fidelity Aggressive Growth Fund*		12,410,920	8,288,075
Fidelity Diversified International Fund*		10,793,527	7,318,544
Morgan Stanley Institutional Fund Trust U.S. Mid Cap Value Portfolio		3,672,684	2,337,803
PIMCo Total Return Fund		6,030,828	6,870,087
Janus Small Cap Value Fund		6,049,232	3,641,429
RS Emerge Growth		—	1,995,404
Vanguard Long Term Corporate Bond Fund		3	—
UBS U.S. Small Cap Growth A Fund		3,160,047	—
		75,302,602	56,936,547
Collective trust funds:			
Fidelity Managed Income Portfolio II*		61,147,288	60,829,136
Fidelity U.S. Equity Individual Commingled Pool Fund*		24,232,136	18,082,030
		85,379,424	78,911,166
Del Monte Stock Fund*		676,115	374,000
	$	161,358,141	136,221,713

* Party-in-interest

Investment income (loss) for the Master Trust for the years ended December 31, 2003 and 2002 are as follows:

		2003	2002
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments:			
Mutual funds	$	16,233,187	(12,649,870)
Collective trust fund		5,288,525	(5,300,854)
Del Monte Stock Fund		160,002	(50,612)
		21,681,714	(18,001,336)
Dividends		3,548,595	4,260,501
Total investment income (loss)	$	25,230,309	(13,740,835)

(9) Subsequent Event

As of January 1, 2004 the Plan was amended at the direction of the Board of Directors of the Company to 'harmonize' the benefits for former Heinz employees and other Company employees otherwise covered by the Plan so that there is a commonality to benefits for all employees where appropriate, without reducing benefits for the former Heinz employees as protected under the merger agreement. Commonality of benefits for all employees is achieved by increasing the maximum employee contribution percentage for all participants to 20%; by providing a new percentage of company match (100% of 3.0%) and by providing for profit sharing contributions for former Heinz employees. In January 2004, assets of former Heinz employees in the amount of $79,038,405 were transferred to the Plan. In addition, effective January 1, 2004, the Plan was amended such that hourly participants in the Plan were transferred to the Del Monte Certain Hourly Savings Plan, now called the Del Monte Saver Plan. In order for the participants to have access to their accounts as of January 1, 2004, on December 31, 2003, assets of such hourly participants in the amount of $16,548,824 were transferred from the Plan to the Del Monte Certain Hourly Savings Plan, now called the Del Monte Saver Plan.

DEL MONTE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity	(c) Description		(d) Current value
*	Participants	118 Participant loans with interest rates ranging from 6.0% to 11.5%	$	1,016,949
			$	1,016,949

* Party-in-interest

See accompanying report of independent registered public accounting firm

DEL MONTE SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEL MONTE SAVINGS PLAN



Date: June 21, 2004

David L. Meyers
Executive Vice President, Administration
and Chief Financial Officer

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Del Monte Corporation Employee Benefits Committee
Del Monte Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-34280) on Form S-8 of Del Monte Foods Company of our report dated June 1, 2004 with respect to the statements of net assets available for benefits of the Del Monte Savings Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Del Monte Savings Plan.

KPMG LLP

San Francisco, California
June 21, 2004